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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PENNACO ENERGY, INC.
                       (Name of subject company (issuer))

                       MARATHON OIL ACQUISITION 1, LTD.,
                          a wholly owned subsidiary of
                             MARATHON OIL COMPANY,
                          a wholly owned subsidiary of
                                USX CORPORATION
                      (Names of filing persons (offerors))

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (Title of class of securities)

                                   708046107
                                 (CUSIP number)


                            WILLIAM F. SCHWIND, JR.
                              MARATHON OIL COMPANY
                              5555 SAN FELIPE ROAD
                           HOUSTON, TEXAS 77056-2723
                                 (713) 629-6600
           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              R. JOEL SWANSON, JR.
                               BAKER BOTTS L.L.P.
                              3000 ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

                           CALCULATION OF FILING FEE

     Transaction Valuation                       Amount of Filing Fee
     ---------------------                       --------------------
        Not Applicable                              Not Applicable


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
           Amount Previously Paid:                 Filing Party:
           Form or Registration No.:               Date Filed:
[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [x]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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For Immediate Release
                                         Contacts:    ROGER HOLLIDAY OR

                                                      Susan Landreneau
                                                      Marathon Oil Company
                                                      (713) 296 - 3915

                                                      Paul M. Rady
                                                      Pennaco Energy, Inc
                                                      (303) 629 - 6700

                                                      Glen C. Warren, Jr.
                                                      Pennaco Energy, Inc.
                                                      (800) 672 - 9111

MARATHON OIL COMPANY TO ACQUIRE PENNACO ENERGY

HOUSTON AND DENVER, DECEMBER 22, 2000 -- Marathon Oil Company, part of the USX-Marathon Group (NYSE: MRO), a unit of USX Corporation; and Pennaco Energy, Inc. (AMEX: PN), announced today that they have signed a definitive merger agreement under which Marathon will acquire for cash all the outstanding common shares of Pennaco for $19.00 a share in a transaction valued at approximately $500 million, including net debt of $54 million. The Boards of Directors of both companies approved the agreement. Lehman Brothers acted as financial advisor to Pennaco in connection with the transaction.

In accordance with the merger agreement, Marathon expects to commence a cash tender offer on or about January 8, 2001 for 100 percent, but not less than a majority, of the outstanding Pennaco shares on a fully diluted basis. If a majority of the outstanding shares are purchased in the tender offer, any remaining Pennaco shares will be exchanged for cash in the amount of $19.00 per share in a merger of Pennaco and Marathon's acquisition subsidiary. The transaction is subject to customary conditions.

Headquartered in Denver, Pennaco was founded in 1998 and is entirely focused on the production of coal bed methane gas (CBM) from the Powder River Basin, located in northern Wyoming and southern Montana. The company is one of the largest leaseholders in this play with over 400,000 net acres and current net production of over 50 million cubic feet of natural gas per day. Net proven reserves are estimated at approximately 200 billion cubic feet, with over 800 billion cubic feet of upside potential. Marathon estimates that the ultimate acquisition and development costs of the proven, plus probable reserve base will be around $4.50 per barrel of oil equivalent.

"Much of the growing global demand for energy will be met by natural gas, and this is particularly the case for the United States where growth in electric power generation is a prime driver," said Marathon President, Clarence Cazalot. "The North American gas market is a core area for Marathon, and this acquisition will enhance our already strong presence. Its assets will provide a significant new reserve base that we can develop and deliver quickly to the marketplace." Cazalot added: "Pennaco is a well run, highly regarded company with an entrepreneurial spirit and is a great strategic fit with our growing North American gas business. The shallow, more rapidly drilled CBM wells will complement our focus in Oklahoma on deeper, higher productivity wells and result in a more balanced portfolio of growth opportunities."

Paul M. Rady, Chairman, President and Chief Executive Officer of Pennaco stated, "Marathon's tender offer reflects the proven and potential value of Pennaco. Over the past two and one-half years Pennaco's management team and employees have made outstanding progress in building and developing our position in the Powder River Basin coal bed methane play. We are very

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proud of our company's accomplishments and believe that it is Pennaco's growth potential that has attracted an outstanding company like Marathon to our organization."

Marathon Oil Company is one of the largest fully integrated oil firms in North America. It is engaged in the worldwide exploration and production of crude oil and natural gas and through Marathon Ashland Petroleum LLC, refines, markets and transports petroleum products in the United States.

                                     # # #

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and related Letter of Transmittal. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by USX Corporation, and Marathon Oil Company with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Pennaco Energy, Inc. with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by USX Corporation, Marathon Oil Company and Pennaco Energy, Inc. at the SEC's website www.sec.gov. The tender offer statement and related materials may by obtained for free by directing such requests to USX Investor Relations at (212) 826-8418. The solicitation/recommendation statement and such other documents may be obtained for free by directing such requests to Pennaco Energy, Inc. at 1050 17th Street, suite 700, Denver, Colorado 80265, telephone: (303) 629-6700.

This release contains forward-looking statements with respect to completion of the acquisition, estimated proven reserves, potential additional reserves and the presently expected development costs. This forward-looking information is based on certain assumptions, including, among others tender by Pennaco shareholders, presently known physical data concerning size and character of reservoirs, economic recoverability, future drilling success, production experience, industry economic conditions (such as supply and demand), levels of company cash flow from operations and operating conditions. This forward looking information may prove to be inaccurate and actual results may differ significantly from those presently anticipated. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, USX has included in its Annual Report Form 10-K for the year ended December 31, 1999, cautionary language identifying other important factors, though not necessarily these such factors, that could cause future outcomes to differ from those set forth in forward-looking statements.


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